Via Facsimile and U.S. Mail
Mail Stop 4720

December 10, 2009

Mr. Guihua Lan
Chief Executive Officer and Chairman of the Board
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy & Technology District
People's Republic of China 650217

> **Re: China Shenghuo Pharmaceutical Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33537**

Dear Mr. Lan:

        We have reviewed your November 2, 2009 response to our September 18, 2009 letter and have the following comment. Where the comment requests you to revise disclosure, you should revise your filing in response to this comment. If you do not believe that revised disclosure is necessary, explain the reason in your response.

Management's Report on Internal Control over Financial Reporting, page 47

1.   We acknowledge your response to our previous comment 1c and your removal of the returned goods material weakness from your proposed disclosure. Although you represent that the amounts related to the inappropriate accounting for returned goods were not material, it appears that a material weakness would have existed if there was a reasonable possibility that your controls would have failed to prevent or detect a material misstatement on a timely basis.   Unless you demonstrate to us otherwise, please retain the disclosure regarding the returned goods material weakness. Also, revise to disclose why the sales and warehouse departments failed to timely follow your returned goods policy and the corrective actions you have taken or intend to take. We refer you to PCAOB Auditing Standard No. 5 for a discussion of material weaknesses in internal control over financial reporting.

*   *   *   *

As appropriate, please amend your filing in response to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response to this comment. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. After reviewing your amendment and any information provided, we may raise additional comments and/or request that you further amend your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant